  Exhibit 99.1

High Tide Opens New Canna Cabana Store in Cochrane, Alberta

The Company Also Provides Update on its German Medical Cannabis Market Entry

CALGARY, AB, April 21, 2025 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that its Canna Cabana retail cannabis store located at 4A River Heights Drive in Cochrane, Alberta began selling recreational cannabis products and consumption accessories for adult use on April 20th (4/20). This opening brings High Tide's total store count to 196 Canna Cabana branded locations across Canada, and 85 in the province of Alberta.

This location provides exclusive access to the south end of Cochrane, an area with a significant residential population and no current cannabis retail competition. The closest cannabis retailer is nearly 3 kilometers away, meaning this store will be the nearest option for over 8,000 residents. Situated along the major route between two southern Cochrane neighborhoods, this store benefits from high visibility due to its location which is inside a high traffic commercial plaza next to key co-tenants like a gas station, liquor store, as well as several fast food and medical service businesses.

Update on German Medical Cannabis Market Entry

The Company remains committed to entering the fast-growing and attractive German medical cannabis market, with a goal of eventfully becoming a major importer and distributor of Canadian medical cannabis products. The Company discloses that since its press release dated February 25, 2025; it has engaged in negotiations with multiple potential partners and is encouraged by the progress made to date. The Company's unique standing in the Canadian cannabis industry, built on $1.7 billion in Canadian cannabis sales since 2018, has sparked meaningful interest from potential German counterparties. The Company will keep investors updated once a definitive agreement is reached.

"The opening of our newest store in Cochrane, Alberta reflects High Tide's continued commitment to expanding in markets where we see strong, long-term potential. Building on the success of our existing location, this new store is ideally positioned to become the cannabis retailer of choice for nearly 8,000 local residents, further solidifying Canna Cabana's status as a household name in Alberta. Our Cabana Club loyalty program also continues to gain impressive traction in both new and established markets, with ELITE signups accelerating at a record pace thanks to the trusted brand we've built across Canada. As we grow, our focus remains clear: deliver an unmatched retail experience, provide everyday unbeatable value, and the friendly service our customers have come to rely on. Cochrane presents an exciting opportunity with favourable cannabis demographics, and we're proud to deepen our roots in this thriving community," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"As we continue advancing our Canadian growth strategy, we're also keeping a close eye on international opportunities—particularly in Germany's fast-growing medical cannabis market, where the volume of imported dried flower for medical or scientific use exceeded 70 tons in 2024, more than doubling from the previous year. Since placing the Purecan acquisition on pause, we've engaged in several promising discussions with alternative acquisition targets. Our goal remains to leverage the $1.7 billion in Canadian cannabis sales we've generated since 2018 to position High Tide as the supplier of choice for medical cannabis exports into Germany. I look forward to updating our investors on further progress soon," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 196 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud™, Cabana Cannabis Co™, Daily High Club™, Vodka Glass™, Puff Puff Pass™, Dopezilla™, Atomik™, Hue™, Evolution™ and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Media Inquiries
Carter Brownlee
Communications and Public Affairs Advisor
High Tide Inc.
cbrownlee@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new locations beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store locations, the level of competition in the area, our commitment to opening the number of future stores on the timeline indicated herein, memberships continuing to increase, and our ability to enter and succeed in the German medical cannabis market. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

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[1] As reported by ATB Capital Markets based on store counts as of February 6, 2025

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 21-APR-25